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CUSIP No.  715334108                 13D                      Page 1 of 5 Pages
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
           Under Section 13(d) of the Securities Exchange Act of 1934
                                Amendment No. 54

                       PERSONAL DIAGNOSTICS, INCORPORATED
                       ----------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                          ----------------------------
                         (Title of Class of Securities)

                                    715334108
                                 --------------
                                 (CUSIP Number)

                                 John H. Michael
                                1810 24th Street
                             Washington, D.C. 20008
                                 (202) 483-0063
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                              September 24, 1998
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

         1) Name of Reporting Persons and S.S. or I.R.S. Identification Nos. of Above Persons:

                  Name                               John H. Michael
                  Social Security Number             ###-##-####


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CUSIP No.  715334108                 13D                      Page 2 of 5 Pages
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    1      NAME OF REPORTING PERSONS
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                  John H. Michael ###-##-####
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS (See Instructions)
                PF
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OR ORGANIZATION
                U.S. Citizen
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       3,060,543
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       0
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       3,060,543
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       0
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             3,060,543
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                              [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                75.0%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON
                IN
______________________________________________________________________________


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CUSIP No.  715334108                 13D                      Page 3 of 5 Pages
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Item 1. Security and Issuer

          This statement relates to the common stock ("Common Stock") of Personal Diagnostics, Incorporated (the "Issuer"). This statement is Amendment No. 54 to a Statement of Beneficial Ownership filed by Mr. John H. Michael with respect to the Common Stock of the Issuer. This Amendment No. 54 relates to the following transactions: (a) the purchase of 85,000 shares of Common Stock in a private transaction on September 10, 1998; and (b) the sale to the Issuer of 347,400 shares of Common Stock on September 24, 1998.

Item 2. Identity and Background

         (a)      Name                               John H. Michael

         (b)      Address                            1810 24th Street,
                                                     N.W. Washington, D.C.
                                                     (Home Address)

         (c)      Title                              John H. Michael is
                                                     the Chairman of the Board
                                                     of Directors, Chief
                                                     Executive Officer,
                                                     President, Secretary and
                                                     Treasurer of Personal
                                                     Diagnostics, Incorporated.
                                                     He also serves on the Board
                                                     of Directors of NOXSO
                                                     Corporation.

         (d)      Criminal Convictions               No

         (e)      Securities Violations              No

         (f)      Citizenship                        United States

Item 3. Source and Amount of Funds or Other Consideration

         The shares of Common Stock were purchased by Mr. Michael with personal funds.

Item 4. Purpose of Transaction

         Mr. Michael's sale of the Shares of Common Stock is for the purpose of reducing his holdings of stock in the Issuer. Mr. Michael's purchases for Common Stock are for investment.

Item 5. Interest in Securities of the Issuer

         (a) Table I sets forth the aggregate number of shares and percentage of Common Stock beneficially owned by Mr. Michael. The information herein pertaining to the Issuer's issued and outstanding Common Stock is as of September 30, 1998, at which time there were 4,080,000 shares of Common Stock issued and outstanding.

Table I

                                 Aggregate Amount of
         Title of Class      Beneficial Ownership of Class   Percentage of Class
         --------------      -----------------------------   -------------------

         Common Stock                  3,060,543                      75.0%

         (b) The number of Shares as to which Mr. Michael has sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition is as follows:

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CUSIP No.  715334108                 13D                      Page 4 of 5 Pages
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          (i) Sole Voting Power. Mr. Michael has sole voting power with respect to 3,060,543 Shares beneficially owned.

          (ii) Shared Voting Power. Mr. Michael does not hold any Shares with shared voting power.

          (iii) Sole Dispositive Power. Mr. Michael has sole power to dispose or to direct the disposition with respect to 3,060,543 Shares beneficially owned.

          (iv) Shared Dispositive Power. Mr. Michael does not share power to dispose or to direct the disposition of Shares.

         (c) Mr. Michael made the following purchases and sales of Shares since the filing of Amendment No. 53 to Schedule 13D during the 60 days prior to the date of this Statement:


       Transaction Date               Number of Shares             Transaction Type         Price per Share
       ----------------               ----------------             ----------------         ---------------
           9/10/98                         85,000                  Private Purchase              $1.20
           9/24/98                        347,400                    Private Sale                $1.20

         (d) Not applicable.

Item 6. Contracts, arrangements, understandings or relationships with respect to securities of the Issuer.

         With the exception of the 1991 Purchase Agreement and the 1986 Purchase
Agreement,   Mr.   Michael  is  not  a  party  to  any  contract,   arrangement,
understanding or relationship with respect to any securities of the Issuer.

Item 7. Material to be filed as Exhibits

         A.       Not Applicable


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CUSIP No.  715334108                 13D                      Page 5 of 5 Pages
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 2, 1998

 /s/ John H. Michael
 -------------------
    John H. Michael